EXHIBIT 6

February 2002

Northgate Exploration Limited

Second Addendum to the Technical Report Kemess Mine Review B.C.

Prepared for

Northgate Exploration Limited
Vancouver, Canada

by

Maryse Bélanger; BSc (Geology)
Toronto, Canada

Distribution List:

Northgate:	4 copies
Operations:	2 copies
MRDI:	4 copies

L472A

mrdi

IMPORTANT NOTICE

This report was prepared exclusively for Northgate Exploration Limited (Northgate) by MRDI Canada, a Division of AMEC E&C Services Limited (MRDI). The quality of information, conclusions and estimates contained herein is consistent with the level of effort involved in MRDI’s services and is based on: i) information available at the time of preparation, ii) data supplied by outside sources and iii) the assumptions, conditions and qualifications set forth in this report. This report is intended to be used by Northgate only, subject to the terms and conditions of its contract with MRDI. Any other use of, or reliance on, this report by any third party is at that party’s sole risk mrdi

CERTIFICATE OF AUTHOR

Maryse Bélanger
2020 Winston Park Drive, Suite
700 Oakville, ON
Tel: (905) 829-5400
Fax: (905) 829-3633
maryse.belanger@mrdi.com

I, Maryse Bélanger, am a Geologist, Chief Geologist of MRDI Canada of 337 Durie Street in the City of Toronto in the Province of Ontario.

I am a member of the Association of Geoscientists of Ontario. I graduated from the University du Québec à Chicoutimi with a Bachelor of Science degree in geology in 1985. In 1986 I studied geostatistics at the Centre de Géostatistique de Fontainebleau for a period of 7 months.

I have practiced my profession continuously since 1987 and have been involved in: mineral exploration for gold in Canada and in geostatistics and resource modelling for copper, gold, silver, diamonds and platinum/palladium properties in Canada, United States, Philippines, Chile, Argentina, Ecuador, Russia, Ghana, Burkina Faso, Niger, Gabon, Ivory Coast, Ethiopia and South Africa.

As a result of my experience and qualifications, I am a Qualified Person as defined in N.P. 43-101. I am currently a Consulting Geologist and have been so since March 2000.

This second addendum contains minor changes to the original Kemess Technical Report submitted on 21 December 2001 and the first addendum submitted on February 13, 2001. I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report and that the omission to disclose would make this report misleading.

I am independent of Northgate Exploration Ltd. in accordance with the application of Section 1.5 of National Instrument 43-101 I have read National Instrument 43-101 and Form 43-101FI and this report has been prepared in compliance with same.

Dated at Toronto, Ontario, this 18th day of February, 2002.

     (signed)

Maryse Bélanger, Geologist

MRDI Canada
A division of AMEC E&C Services Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel +1 604 664 3471
Fax +1 604 664 3041
www.amec.com

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mrdi

CONSENT OF QUALIFIED PERSON

TO: The securities regulatory authorities of each of the provinces and territories of Canada

     I, Maryse Bélanger, BSc (Geology), do hereby consent to the filing of the second addendum to the technical report prepared for Northgate Exploration Ltd. and dated February 18, 2002 in respect of the Kemess Mine and Kemess North deposit, British Columbia.

DATED at this 18th day of February 2002.

(signed) Maryse Bélanger, BSc (Geology)

MRDI Canada
A division of AMEC E&C Services Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel +1 604 664 3471
Fax +1 604 664 3041
www.amec.com

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Northgate Exploration Limited Kemess Mine Review Second Addendum to the Technical Report	mrdi

List of Tables

Table 1.1	Kemess South Mineral Reserves and Resources (2000) and Kemess North Resources (2001)	2
Table 17.8	Kemess South Mineral Reserves and Resources (2000) and Kemess North Resources (2001)	4
Table 19.4	Projected Kemess South Mine Free Cash Flow and Assumptions	11

Northgate Exploration Limited Kemess Mine Review Second Addendum to the Technical Report	mrdi

INTRODUCTION

Northgate Exploration Limited (Northgate, or the Company) asked MRDI Canada, a division of AMEC E&C Services Limited (MRDI), to provide an independent Qualified Person’s Review and Technical Report of the Kemess Mine in British Columbia. The work entailed review of pertinent geological, mining and metallurgical data in sufficient detail to prepare the Technical Report, the purpose of which is to independently support the 2001 mineral resource and reserve statement. In February 2002, MRDI made certain amendments to the Technical Report to correct certain small deficiencies identified by Northgate’s Management and an Addendum to the Technical Report was filed on February 13, 2002.

Following their review of the Technical Report and the Addendum to the Technical Report, the British Columbia Securities Commission has asked for several additional modifications to the Technical Report, which are contained in this Second Addendum to the Technical Report.

Northgate Exploration Limited Kemess Mine Review Second Addendum to the Technical Report	mrdi

1.0 SUMMARY

Table 1.1: Kemess South Mineral Reserves and Resources (2000) and Kemess North Resources (2001)

			Grades		Contained Metals
	Cutoff Grade
	Gold (gmt)		Gold	Copper	Gold	Copper
	Equivalent	Tonnes	(gmt)	(%)	(oz)	(M lb)

Kemess North
	0.6	442,000,000	0.40	0.23	5,700,000	2,200
Inferred Mineral Resource
	0.8	170,000,000	0.50	0.29	2,700,000	1,100

Kemess South
Proven Mineral Reserve (1)		145,911,000	0.65	0.24	3,063,000	756
Indicated Mineral Resource		56,000,000	0.39	0.16	703,000	199

(1)	Mining of the Kemess South Reserve requires removing 175,093,000 tonnes of waste. This represents a waste to ore stripping ratio of 1.2 to 1.

Northgate Exploration Limited Kemess Mine Review Second Addendum to the Technical Report	mrdi

6.0	HISTORY

6.1	Kemess South

Pacific Ridge Resources Ltd. (Pacific Ridge) staked the area of the Kemess South deposit in 1983. Exploration programs were subsequently carried out by Pacific Ridge Resources Ltd. and Anaconda Canada Ltd. (Anaconda) in 1984; St. Philips Resources Inc. (St. Philips) in 1988 and the Kemess South Joint Venture between El Condor Resources Ltd. (El Condor) (60%), operator, and St. Philips Resources Ltd. (40%) from 1990 to 1993. In 1991, Rio Algom Explorations Inc. (Rio Algom) acquired claims adjoining the west and south sides of the Kemess South Joint Venture claim holdings.

The initial work on the property by Pacific Ridge and Anaconda consisted of a limited diamond-drilling program to test a gold-copper-molybdenum soil geochemical anomaly. This drilling identified porphyry-style gold-copper-molybdenum mineralization, but grades were considered too low and the property was dropped. St. Philips carried out IP surveys, geochemical surveys and reverse circulation drilling, which marginally expanded the mineralized area: The Kemess South Joint Venture completed a major delineation diamond drilling program and various ancillary works, including IP and geochemical surveys. In 1992, Rio Algom drilled five holes totalling 1,745 m to further delineate the deeply buried western extension of the Kemess South deposit. In late 1993 the Kemess South Joint Venture acquired the claims held by Rio Algom. By the end of 1993 a total of 26,314 m of diamond drilling in 156 holes had outlined a substantial gold-copper deposit that was amenable to open pit development.

In 1994 the Kemess South Joint Venture conducted a 9-hole, 1,867 m in-filling drilling program. In January 1996, Royal Oak Mines Inc. (Royal Oak) acquired the Kemess South property and drilled 22 due diligence holes totalling 3,316 m.

On February 11, 2000 Northgate Exploration Limited acquired a 95% convertible royalty interest in the Kemess Mine and on December 31 of that same year that interest was exchanged for a 95% equity interest.

From the time the Kemess South Mine was brought into production by Royal Oak in 1998 to December 31, 2001, the Kemess mill milled approximately 52 million metric tonnes of ore at an average grade of 0.72 gr/metric tonne gold and 0.22% copper and produced approximately 787,000 ounces of gold and 185 million pounds of copper.

Northgate Exploration Limited Kemess Mine Review Second Addendum to the Technical Report	mrdi

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.4 Resource Classification and Summaries

Table 17.8: Kemess South Mineral Reserves and Resources (2000) and Kemess North Resources (2001)

			Grades		Contained Metals
	Cutoff Grade
	Gold (gmt)		Gold	Copper	Gold	Copper
	Equivalent	Tonnes	(gmt)	(%)	(oz)	(M lb)

Kemess North	0.6	442,000,000	0.40	0.23	5,700,000	2,200
Inferred Mineral Resource
	0.8	170,000,000	0.50	0.29	2,700,000	1,100

Kemess South
Proven Mineral Reserve (1)		145,911,000	0.65	0.24	3,063,000	756
Indicated Mineral Resource		56,000,000	0.39	0.16	703,000	199

(1)	Mining of the Kemess South Reserve requires removing 175,093,000 tonnes of waste. This represents a waste to ore stripping ratio of 1.2 to 1.

Northgate Exploration Limited Kemess Mine Review Second Addendum to the Technical Report	mrdi

19.0	REQUIREMENTS FOR TECHNICAL REPORTS ON PRODUCTION

19.8	Economic Analysis

Northgate has completed an after-tax economic analysis for the property using the long-term production forecast as a base. The assumptions incorporated within the model are as follows:

Interest Rate

• 8.5%

Exchange Rate

• Cdn $1.50 to U.S. $1.00

Metal Prices

• Copper U.S. $0.95 /lb

• Silver U.S. $5.00 /oz

• Gold U.S. $300 /oz.

The above assumptions are higher than current market prices for the three metals but lower than the 10-year average prices. Interest rates and the exchange rate are currently more favourable than these assumptions. Over the past several years most of the major gold producers have restated their reserves utilising a lower gold price.

After-tax free cash flows for the Kemess South Mine are positive, confirming that reserves can be expected to generate a profit with the assumptions used in the model. The yearly free cash flow and assumptions for the remaining life of the Kemess South Mine are shown in table 19.4.

The after-tax economic analysis has been reviewed, and MRDI believes it to be sound and to normal industry standards.

Northgate Exploration Limited Kemess Mine Review Second Addendum to the Technical Report	mrdi

Table 19.4 Projected Kemess South Mine Free Cash Flow and Assumptions

	2002	2003	2004	2005	2006	2007	2008	2009

Assumptions
Gold Price (US$/ounce)	300	300	300	300	300	300	300	300
Copper Price (US$/lb)	0.95	0.95	0.95	0.95	0.95	0.95	0.95	0.95
Exchange Rate (Cdn$/US$)	1.5	1.5	1.5	1.5	1.5	1.5	1.5	1.5
Production
Gold (ounces)	251,607	260,077	247,968	277,532	264,899	293,196	226,323	68,719
Copper (millions of lbs)	79.2	68.0	74.7	82.7	74.5	78.8	64.0	18.5
Cash Cost (US$/ounce gold)	$130	$144	$144	$114	$136	$106	$131	$147
Free Cash Flow (Cdn$	$37.24	$36.17	$41.25	$58.77	$50.33	$73.59	$47.97	$22.55
millions)